UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VICI Properties Inc.

File No. 1-38372 - CF#37123

     VICI Properties Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 27, 2018.

     Based on representations by VICI Properties Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through December 26, 2028
Exhibit 10.3	through December 26, 2028

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Vanessa Countryman
                          Acting Secretary